UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00307

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd. Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Series C Preferred Stock Series D Preferred Stock Series E Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Miso Robotics, Inc..”, “Miso”, “we,” “us,” “our,” or the “company” mean Miso Robotics, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ii

OUR BUSINESS

Company History

Miso Robotics launched in 2016 to create the world’s first autonomous robotic kitchen assistant for commercial kitchens. Automation is important for the restaurant and prepared food industries, which are struggling to make a meaningful profit due to the increase in labor cost.

The company is named after the foundation of miso soup, fermented soybeans. Fermentation is one of the first disruptive food technologies, leveraging the work of tiny microbes to provide massive improvements in nourishment at scale - reducing food waste, improving flavors, and unlocking more nutrition with less effort.

Miso now employs a respected team of roboticists, engineers and industrial designers from Caltech, Cornell, MIT, Carnegie Mellon, UCLA, Olin, Harvey Mudd, Art Center, NASA, Tesla, and SpaceX.

Miso Robotics launched the first autonomous kitchen assistant, “Flippy”, in CaliBurger Pasadena in March 2018. Flippy’s first action in a commercial kitchen was to flip hamburgers. Burger patties are placed down by a human chef on the grill. Flippy uses AI to see the patties and flip them over at the proper time.

In the summer of 2018, Flippy was trained with a new skill: frying. Levy, a premium sports and entertainment hospitality company, piloted Flippy as a frying assistant from July 30, 2018, through the World Series of 2018 at the Chick ‘n Tots stand in Dodger Stadium, the home of the Los Angeles Dodgers. Levy, upgraded to Flippy in a mobile cart format at the start of the 2019 season. Flippy has helped stadium team members consistently cook and serve more than 50,000 pounds of fresh chicken tenders and tater tots to Dodger fans, producing up to 80 baskets of food per hour.

In the fall of 2018, Flippy was upgraded to a mobile cart that allowed commercial restaurants to roll Flippy into storage to clean equipment and floors according to their SOP.

In May of 2019, Flippy was upgraded once again with a smaller footprint and deployed to the home of Diamondbacks at Chase Field in Phoenix, Arizona.

In November 2019, Miso signed a commercial contract with CaliBurger worth $11,000,000. The contract is for the rollout of 100 Flippys across 50 CaliBurger locations in a new kitchen layout dubbed "CaliBurger 2.0", and is described in more detail below. In October 2019 as a part of this contract, Miso Robotics deployed two Flippys one at the grill and one at the fryer at CaliBurger's location in Ft. Myers, Florida.

In February of 2020 Miso Robotics unveiled “Flippy 2.0”, Robot on a Rail (ROAR). ROAR integrates the bot into a mounted rail system, allowing it to work on several tasks at once. This new system will require zero real estate footprint and is forecasted to reduce automation costs by an additional 50%.

In April of 2020 Miso announced a new AI-powered kitchen assistant tool, CookRight. CookRight uses computer vision to track order accuracy and aid kitchen staff in ensuring that all food is cooked perfectly. Alongside CookRight, kitchen staff have access to an intuitive, gamified dashboard that enables them to supervise multiple workflows simultaneously.

In July of 2020 Miso entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for the restaurant’s North American restaurants. White Castle piloted Miso’s Robot on a Rail (ROAR) system at a Chicago-area restaurant across Q3 and Q4 of 2020 and was the restaurant to utilize the ROAR system in a commercial environment. In October 2020 Miso and White Castle announced plans to expand their partnership, targeting up to ten new locations as part of a beta rollout of Flippy to the company’s North American restaurants.

In September 2020 Miso introduced a new software, ChefUI. ChefUI is run as a web-based application and displayed on a touchscreen monitor mounted on the ROAR system. It acts as the conduit between human and robot to work together and cook using the ROAR system.

Miso also made notable additions to the team across the year. First, in October 2020 the Company welcomed Michael Bell as its new Chief Executive Officer. Prior to joining as CEO, Michael was the COO at Ordermark, a restaurant technology company, where he led the enterprise sales function and its top-down go-to-market strategy. He also served as the Chairman of the Board of Directors at Miso. Second, in November 2020 Miso named its first Chief Strategy Officer, Jake Brewer. Prior to joining Miso, Jake was VP of Restaurant Excellence at CKE Restaurants, the parent company for Carl’s Jr. restaurants, where he led customer experience, engineering, field training, and more.

In June 2021 Miso announced its intention to build an intelligence backed automated beverage dispenser, named Sippy, that will integrate with the point of sales (POS) system and come equipped with a guided workflow for employees to ensure accurate order completion synced with driver and customer arrival times. The machine will be able to automatically pour drinks and advance beverages to enable an easy grab-and-go format for staff. The potential revenue from the Sippy product line is minimal compared to what could be possible from Flippy, and the degree to which this product line finds market adoption will not have a material impact on the overall success of the Company.

Across 2019 and 2020, the Company earned non-recurring revenues from robotics consulting services provided. In H1 2021 the Company ceased providing these services to focus on upcoming deployments of Flippy.

In Q4, 2021 Miso Robotics unveiled the newest version of their flagship product, “Flippy 2”, which features significantly improved performance and functionality and was developed based on key learnings from the pilot with White Castle. Flippy 2 integrates the bot into a mounted rail system, allowing it to work on several tasks at once, and features a new AutoBin system which uses AI vision to automatically identify, cook and dispense food items into hot holding areas. This new system takes up less space in the kitchen and performs two times as many food preparation tasks increasing production by 30%.

In October, 2021 Miso Robotics announced the Flippy Wings product line. Flippy Wings is the only robotic chicken wing frying solution designed from the ground up for high volume restaurants. Flippy Wings fries fresh, frozen or hand-breaded chicken products, avoiding cross contamination and increasing throughput while reducing costs. Flippy Wings is currently being tested with a restaurant partner, and is being tailored and tuned to specifications.

Miso Robotics has created valuable partnerships with key disruptors in the restaurant industry. Miso Robotics is positioned to work with customers in the Quick Service Restaurant system to integrate Flippy into an overhead rail system to reduce the footprint.

Principal Products and Services

Flippy 2

Miso Robotics uses a cloud-connected Miso AI platform that enables the Company’s autonomous robotic kitchen assistants to perform frying and grilling cooking tasks. The product is designed as a platform, with extensible skill sets that will enable the same robot to interact with new kitchen equipment over time (as those new skills are developed). In addition, Miso Robotics’ kitchen assistant product line has received full certification by NSF International for meeting sanitation standards for commercial kitchen equipment and secured an ETL Listed Mark by Intertek for meeting UL electrical safety standards.

Miso Robotics was founded with the idea of giving eyes and a brain to a robotic arm so it could work in commercial kitchens with real-time situational awareness and real-time robotic controls. The Company’s robotic kitchen assistant was designed as a software platform that could automate the cooking of all manner of foods and recipes, with all equipment and restaurant brands, and all kitchen formats.

Miso’s autonomous robotic Kitchen Assistants are focused on helping with the most repetitive, dangerous and least desirable tasks in the kitchen. The first “Flippy” grilling burgers was our proof of concept. Flippy can now fry many different kinds of foods as well. These tasks can be improved and optimized for consistency, ensuring each meal is cooked to the perfect temperature with minimal food waste. Beyond frying, grilling, and other cooking, expect them over time to help with tasks like chopping onions, cutting other vegetables and even cleaning.

The Kitchen Assistant improves and learns over time based on the data available. Ultimately, this frees up kitchen staff to spend more time with customers. The Company believes the future of food is on-demand, accessible, personalized, and scalable. Miso is building the technology platform leveraging automation, machine learning, and robotics advancements to deliver this future.

CookRight

An advanced AI platform that incorporates machine learning, sensors and computer vision, CookRight has served as the foundation of Miso Robotics’ flagship product, Flippy. The software allows cooks to track a food item on a grill and monitor cooking time automatically to deliver precision-level cooking. CookRight not only improves the cooking process but also assists in ensuring accurate order completion by simplifying tasks and providing operational assistance through an easy-to-navigate user interface that helps employees focus on customer service needs such as speed, accuracy and quality.

Flippy Wings

Flippy Wings is the only robotic chicken wing frying solution designed from the ground up for high volume restaurants. Flippy Wings fries fresh, frozen or hand-breaded chicken products, avoiding cross contamination and increasing throughput while reducing costs. Flippy Wings is currently being tested with a restaurant partner, and is being tailored and tuned to specifications.

Sippy

In June 2021 Miso began development of an intelligence backed automated beverage dispenser, named Sippy, that will integrate with the point of sales (POS) system and come equipped with a guided workflow for employees to ensure accurate order completion synced with driver and customer arrival times. The machine will be able to automatically pour drinks and advance beverages to enable an easy grab-and-go format for staff.

Market

The Quick Service Restaurant (QSR) and fast-food industry is a $273 Billion industry globally and has been experiencing historic growth over the past five years, with the QSR market growing 4.1% annually during this period. While the amount of QSR establishments continues to increase within the U.S. to a total of 286,967 in 2019, the labor market for fast - food workers has tightened, creating a labor shortage for QSRs. This shortage can be attributed to multiple factors such as a low unemployment rate, fewer teenagers in the workforce, and a boom in restaurant openings. Miso Robotics is poised to help cure QSR owners and managers of this frustration and provide a solution to the lack of labor.

Labor expenses in a Quick Service Restaurant are currently greater than 25% of annual revenue, a number that has remained relatively steady over the past 10 years according to IBISWorld’s 2020 Industry Report. While a QSR consists of many different employee positions, cooks specifically account for 60% of the total wage expense for a restaurant. Miso Robotics’ automation solution can help increase the throughput and efficiency of these cooks, bringing down this majority expense and increasing their profitability in the kitchen.

Restaurants already see a 150% turnover today from a dissatisfied workforce. Pair this with an aging workforce that cannot handle some of the physical demands that come with the job and commercial kitchens are struggling to recruit and retain talent. Intelligent automation not only creates an avenue for meaningful work for the next generation through the creation of new jobs like a Chef Tech (employees trained to manage the robot) but also takes the physical burden off more mature employees who want to contribute later in life.

The tasks that Miso’s technology can perform are some of the most dangerous tasks in the kitchen, not to mention messy and menial, ultimately improving the employee experience by freeing up time for them to focus on more meaningful work, like warm customer service that a robot can’t simply match.

Design & Development

Miso Robotics has built an autonomous kitchen assistant platform. On this platform, the Company has built NSF and ETL certified systems that grill burgers and operate the fryer. The autonomous cooking platform allows Miso to quickly develop new cooking skills. The Company has deployed systems to CaliBurger, Levy Restaurants, and White Castle. Miso has 13 patents pending, with four having been granted.

The Miso platform incorporates robotics with artificial intelligence, machine learning, computer vision and data analytics to create products that make restaurants safer, easier and friendlier.

•	Miso AI - Leveraging data from Miso products, third-party products and equipment, point-of-sale, the supply chain, labor and more Miso AI enables people and robots to operate more efficiently by forecasting the future and improves consistency across-the-board by knowing exactly how items should be prepared.

•	Robotics Framework - Miso’s pioneering AI and machine learning, computer vision, sensor systems powers robotics to optimize modern kitchens.

•	Kitchen Intelligence - Analytics powered by artificial intelligence tracks the performance of Miso products, compiles equipment, product, labor and customer data into reporting that delivers first-of-its-kind kitchen insights.

•	Integrations - The Miso Platform integrates with existing restaurant point of sale systems, enterprise business intelligence tools and kitchen equipment such as fryers, hot holding, product dispensers and others.

•	Miso Fleet - The platform has a secured infrastructure and real-time support tools to regularly deploy over-the-air updates as the system improves and gets better over time and offer live professional support.

Miso Robotics has worked with NSF and ETL to get its kitchen assistants certified for use in commercial kitchens. The Company has deployed systems to CaliBurger, Levy Restaurants, White Castle, Inspire Brands, Panera Bread, and Chipotle.

Miso continues to add new capabilities to the system, reduce its overall cost, and design easier ways to integrate it into more kitchen environments.

Manufacturing

Miso currently manufactures the Miso Robotics Kitchen Assistant 2.0 using a third-party manufacturing partner.

Miso currently manufactures our Flippy Wings, CookRight, and Sippy products in our facility. The Company’s manufacturing workshop is listed with NSF (National Sanitation Foundation) and is also part of our ETL listing through Intertek. Both listings are regulatory requirements for utilizing the Miso Robotics Kitchen Assistants in a commercial kitchen.

The strategy for manufacturing will change over time dependent on production volumes and commitments. Miso’s pre-production products will be produced at our manufacturing facility while the Company works on the cost and quality of the manufacturing process.

The Miso Robotics Kitchen Assistants currently uses a six-axis robotic arm. The Miso Robotic Kitchen Assistant is robotic arm agnostic and does not require a specific robotic arm manufacturer. The Miso Robotics Kitchen Assistant software platform enables the Miso Robotics Kitchen Assistant to work with any robotic arm. The components used to create the Miso Robotics Kitchen Assistant are sourced through licensed manufacturers. This allows Miso Robotics manufacturing to focus on software requirements and work closely with contract manufacturers to execute the production of Miso Robotics Kitchen Assistants. The Company is actively pursuing new vendors for the various products used to create the Kitchen Assistant.

Sales & Marketing

Miso Robotics has already acquired three large customers who have also been helpful during the design, development, and testing of Flippy (More information about those customers in the customer section below). Regarding further sales and marketing, Miso Robotics has obtained an enormous interest in the press. Since the Company’s founding in 2016, Miso’s robotic kitchen assistant, also known as “Flippy”, has been featured in numerous news and media outlets, including the Wall Street Journal, Forbes, VentureBeat, USA Today, CBS News, BBC News, TechCrunch, The Spoon, and many more.

After piloting Flippy for several months at a location in the Midwestern United States in 2020, White Castle decided to expand its relationship with Miso and target up to ten additional locations at which to deploy Flippy. This decision further validates Miso’s value proposition and led to increased interest from additional potential customers.

Miso is currently engaged with 10 of the top 25 restaurant brands with dozens of pilots initiated with the largest and most innovative quick service and fast food restaurant chains globally.

Competition

Although there are several competitors who have built robotic machines for use in kitchens, none are as smart and versatile as Flippy from Miso Robotics. Flippy can essentially do anything a human arm can do, which allows us to market it to existing restaurants, creating a much larger market for our product. Our 12 patents pending (one awarded) create an equally important barrier to entry against potential competition.

●	Creator

○    Total funding to date: $18.4 million

○    Creator has built a robotic burger maker that creates burgers in an assembly line fashion. The machine takes up a large footprint in a restaurant and it is not ideal to be sold to existing restaurants because it only makes one style of burger and is not versatile enough to make anything else.

●	Spyce

○    Total funding to date: $25.9 million

○    Spyce is a robotic restaurant that creates vegetable-centric bowls. This company is not currently selling products to existing restaurants, which makes them an indirect competitor to Miso while it further validates the need for automation in the Kitchen. In 2021, Spyce was acquired by Sweetgreen.

●	Chowbotics

○    Total funding to date: $20.8 million

○    Chowbotics uses robots to solve problems in food service including compromised cleanliness and inefficiency. It is targeting cafeterias, restaurants, and hotels. Its first robot, Sally, offers fully customized, fresh and healthy salads. Similar to Creator, their current solutions are not versatile enough to compete with Miso. In 2021, Chowbotics was acquired by DoorDash.

●	Lab2Fab

○    Owned by Middleby Corp.

○    Restaurant and bar management platform uses robotics, artificial intelligence, machine learning, and augmented reality to improve both front-of-house and back-of-house operations.

Customers

White Castle – White Castle is America’s first fast-food burger chain with 375 locations across the country. In June of 2020, the Company entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for White Castle's North American restaurants. As part of the pilot, White Castle deployed the new version of Flippy, Robot-on-a-Rail (ROAR), into a Chicago-area kitchen for testing and future integration. The deployment put autonomous frying to work for enhanced production speeds, improved labor allocation, and an added layer of health and safety in the cooking process. In October 2020, White Castle and Miso Robotics announced plans to expand their relationship. Miso and White Castle will target up to 10 new locations as part of a beta rollout of Flippy to White Castle’s North American restaurants.

Additionally, Miso is in talks with many of the leading QSR and fast-food chains about bringing Miso’s suite of kitchen automation tools to their kitchens.

Employees

The Company currently has 91 full time employees and 1 part time employee. Of the full-time employees, 57 work in engineering, 13 work in operations, 8 work product development, 10 are executives or managers, and 3 work in program management. The one part time employee works in engineering.

THE COMPANY’S PROPERTY

The Company currently leases its main office at 680 E Colorado Blvd, Pasadena, CA. This location is the Company’s headquarters. The company also leases space at 650 E Green St, Pasadena, CA which is uses as a research and development center and test kitchen . The lease on the properties have a term of 6 years and 5 years, and began on April 1, 2022 and November 1, 2021, respectively. The Company still has a lease at 561 East Green Street, Pasadena, CA, which ends in 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2020 and 2021

The Company generated revenue of $36,150 through the period ending December 31, 2021 as it ramped up business development activities and deployed pilot units in test kitchens and live restaurants. For the period ended December 31, 2020 the Company generated revenue of $298,752, the majority of this revenue was from multiple one-time consulting engagements and automation studies.

Miso’s costs and expenses primarily consist of salaries from employees related to engineering, research and development, and business development. For the twelve-month period ended December 31, 2021, the Company spent $1,533,885 on non-salary research and development related costs, $7,850,301 on salaries, $6,125,863 in sales and marketing expenses primarily around marketing of its offering, and $6,211,039 on overhead, general & administrative, legal, consultants, and non-engineering salaries.

Across 2021, the Company saw an increase to its operating expenses, primarily in research and development, salaries, and contractors as it continued to launch new products and advance its current product suite. The Company expects these costs to increase in 2022 as it continues to focus on deployments, new customers, and product development.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2020 and 2021

As of December 31, 2021, the Company's cash on hand was $13,742,525, compared with $1,767,841as of December 31, 2020, which did not include an investment receivable of $7,469,164 from its Series C financing round. These funds hit the Company’s main operating account in January 2021. The Company launched a Series D financing round through Regulation A+ in May 2021 and as of December 31, 2021, had raised $24,449,575 into this round. The round closed in November 2021.

Revenue for the year ended December 31, 2021 was $36,150 mostly from the deployment of one Flippy in November 2021, this is compared to revenue of $298,752 for the year ended December 31, 2020. A large portion of the Company’s revenue in 2020 was from automation studies and one-time consulting engagements. The Company has deployed multiple Flippy 2 units in test kitchens and live restaurants in the United States, however the majority of these are pilot deployments and are not yet generating revenue.

The Company is continuing to raise capital in its Regulation A+ round and it opened up a Series E fundraising round in January 2022. The Company will continue to fundraise in order to support operations and growth, with an eventual goal of profitability in the coming years.

Plan of Operations

To date, Miso has generated minimal revenues. The Company is growing quickly and continues to hire a large team of engineers. Its engineering and product development teams have focused on developing new generations of our automated kitchen assistants, as well as new product lines like CookRight, Flippy Wings, and Sippy, as well as developing intellectual property. The funds previously raised have enabled Miso to aggressively pursue top engineering talent, and the Company has grown its overall team from 31 to 91 full-time employees across the past year, including hiring a new Chief Technology Officer. Additionally, the funds from previous raises enabled the Company to continue to pursue its product and business development goals.

In June 2021 Miso announced the commercial availability of its CookRight software as a standalone offering, and in the same month announced its plan to build an intelligence-backed, automated beverage dispenser that will bring enhanced functionality for commercial kitchens. In October 2021 Miso unveiled the Flippy Wings product line. The first Flippy Wings unit is currently being tested with a corporate partner, and being tailored and tuned to specifications. The Company is on track to install multiple Flippy Wings units in 2022. The Company is also working to develop its Sippy product line. The potential revenue from the Sippy product line is minimal compared to what could be possible from Flippy, and the degree to which this product line finds market adoption will not have a material impact on the overall success of the Company.

Miso is currently seeking to raise up to $40,000,000 pursuant to an offering of our Series E Preferred Stock under Tier 2 of Regulation A. Through April 30, 2022, the Company has raised more than $5,000,000 into the round. If we raise the maximum offering amount through this offering, we believe that we would be able to accelerate the product development our newest lines of business, as well as increase production velocity of our flagship product, Flippy. Miso has continued to see increased interest in its products both domestically and internationally, and additional funding will allow us to continue to engage with more partners and customers. In addition, we would anticipate not needing to raise additional capital for the business. If we raise less than 50% of the maximum, however, we would likely need to raise additional funds within 6 to 18 months.

Trend Information

The Company’s primary focus is to execute its go-to-market strategy with the goal of entering into one or more additional commercial agreements by the end of 2021. The Company is currently targeting quick service restaurants (QSRs), larger restaurant chains, systems integrators, and food and restaurant supply producers as potential customers. Miso has also entered into partnership agreements with complementary organizations in an effort to improve food safety an accessibility in robotics.

The Company saw a significant spike in commercial interest during the year ended December 31, 2020. The most notable result of this interest was the commercial agreement entered into with White Castle, America’s first fast-food burger chain, which is discussed further below.

In June of 2020, the Company entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for White Castle's North American restaurants.

In October of 2020, Miso Robotics announced global commercial availability of the Flippy Overhead Robot-on-a-Rail (OHROAR).

In October of 2020, Miso Robotics and White Castle announced plans to expand implementations of Miso’s autonomous kitchen assistant, Flippy. Miso and White Castle will target up to 10 new locations as part of a beta rollout of Flippy to White Castle’s North American restaurants.

In June 2021 Miso announced the commercial availability of its CookRight software as a standalone offering.

In June 2021 Miso announced its plans to build an intelligence-backed automated beverage dispenser that will bring enhanced functionality for commercial kitchens.

In October 2021 Miso announced its Flippy Wings product line.

Across 2019 and 2020, the Company earned non-recurring revenues from robotics consulting services provided. In H1 2021 the Company ceased providing these services to focus on upcoming deployments of Flippy. The Company began generating revenue again in H2 2021, which was related to a one-time consulting engagement and Flippy installation fees and SaaS revenue.

The restaurant and food services industry is ripe for disruption, especially as labor costs increase and the overall pool of labor in the industry because scarce. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers increase labor utilization, decrease labor costs, and improve overall throughput and profitability.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Executive Officers
Mike Bell	Chief Executive Officer	57	Indefinite, appointed August 2020
Buck Jordan	Chairman, President	41	Indefinite, appointed August 2020
Kevin Morris	Chief Financial Officer	39	Indefinite, appointed September 2019

Directors
Buck Jordan	Chairman	41	Indefinite, appointed August 2020
Joseph Essas	Director	50	Indefinite, appointed December 2019
Massimo Noja De Marco	Director	59	Indefinite, appointed November 2019
Kevin Morris	Director	39	Indefinite, appointed March 2022
Thomas Bruderman	Director	53	Indefinite, appointed March 2020

Significant Employees
Rob Anderson	Head of Mechanical Engineering	28	Indefinite, appointed September 2016

Mike Bell, Chief Executive Officer

Mike Bell was appointed CEO of Miso Robotics in August 2020 after serving as the Chairman of the Board of Directors for nearly one year. For the past twenty-five years, Mike has served as CEO/President/COO in early-stage tech startups and public company roles. Most recently, Michael served as Chief Operating Officer at Ordermark, a leading restaurant technology company. Prior to Ordermark, Mike was President at Bridg, a venture-backed software company providing a B2C CRM for some of the nation’s leading restaurant brands. He also served as CEO/President of Infrascale, SOS Online Backup, 3PL Central, and Software.com. Early in his career, Mike co-founded Encore Software and served as its CEO for fourteen years. During this time Mike and his team grew Encore to become one of the largest consumer software publishers in North America and one of the fastest-growing – having twice been named to Inc. Magazine’s Inc 500 list.

Kevin Morris, Chief Financial Officer

Kevin is the CFO of Miso of Robotics and manages the company’s finances and accounting. He was appointed to this role in September 2019. Prior to this, from July 2014 to April 2019, he was the CFO and COO of Denim.LA, Inc., and managed the company’s finances, operations, and customer service. He was formerly (from July 2014 to January 2016) a consultant to the company and became an employee in February 2016. Kevin is originally from Huntington Beach, California and received his bachelor’s in Applied Mathematics and Computer Science from the University of California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. After attending the UCLA Anderson Graduate School of Management where he received his MBA, he worked for American Airlines as the head of pricing strategy for ancillary products and for the airline’s Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin worked as the Vice-President of Sales for an Adidas licensee from February 2013 to June 2014, overseeing the global sales and marketing strategy for multiple Adidas sports categories.

Rob Anderson, Head of Mechanical Engineering

Rob Anderson is a Co-Founder and the Head of Mechanical Engineering at Miso Robotics. He leads the hardware development of Miso's autonomous cooking platform. Rob is driven to build teams around technology to elevate the way people eat and live their daily lives. Prior to founding Miso Robotics, Rob worked at Microsoft in 2015 where he supported the international development of the Surface manufacturing lines. At SpaceX in 2016, Rob also helped develop internal tools to understand component lifetime after multiple rocket launches. He earned his degree in Mechanical Engineering from the California Institute of Technology in 2016, where he founded an interdisciplinary program to evaluate the next generation of energy storage for vehicles.

James “Buck” Jordan, Chairman

James (“Buck”) Jordan founded Miso Robotics in 2016 and was a Director of the company from 2017 through March 2019. Buck is currently the acting President and Chairman of the Board of Directors of Miso Robotics. In addition to his roles at Miso, Buck has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. Prior to that, Buck was Managing Partner at an early-stage venture fund, Canyon Creek Capital, a position he has held since 2010. Buck is a technologist and early-stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media, and several others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector's office, and as an Army Blackhawk Pilot.

Joseph Essas, Director

Joseph Essas has been serving as Chief Technology Officer at OpenTable (part of Booking Holdings) since 2012. In his role, Joseph oversees all Product Development and Engineering initiatives at the Company as well as Data Science and Operations. Prior to joining OpenTable, Joseph served as the Chief Technology Officer for eHarmony where he was responsible for overseeing and guiding the technical development, operation and growth of the Company. Previously, Mr. Essas served as Vice President of Engineering of Yahoo! where he managed engineering teams for the search marketing division. Mr. Essas attended Jerusalem College of Technology.

Massimo Noja De Marco, Director

Massimo Noja De Marco serves as Kitchen United’s Chief Culinary Officer. Prior to joining the Company, Massimo owned and operated PH+E, a boutique consulting firm focusing on opening restaurants, hotels and bars across the US, Mexico and Europe, a role he held starting in 2014. He served as Vice President of Operations for SBE Entertainment, controlling all operational aspects for the Restaurants and Nightlife division. Previously he covered the same role at Wolfgang Puck Catering and Events, overseeing operations for all venues in S. California, including major events and awards shows, such as the Academy Awards. Formerly, Massimo owned and operated restaurants in NYC and Los Angeles and ran the Food and Beverage Department for The Ritz Carlton Marina Del Rey and Hillcrest Country Club in Beverly Hills. Massimo was raised in a seven-generation family in Hospitality in the Lake District outside of Milan, Italy, where he graduated with a degree in Hospitality Management and a bachelor’s in Public Relations from IULM University in Milan. For three years he ran the family business composed of boutique hotels and restaurants in Italy.

Thomas Bruderman, Director

Thomas Bruderman is a founder and Managing Partner of MAG Ventures, an early to mid-stage venture fund. Mr. Bruderman founded MAG Ventures in 2007. Prior to founding MAG, he was Senior Equity Trader and responsible for the entire healthcare group at Fidelity Investments (FMR) in Boston, Massachusetts. During his seven-plus years at Fidelity, from 1998 to 2005, Mr. Bruderman’s responsibilities included trading, personnel management and investment research and analysis. Before being recruited to Fidelity Investments, Mr. Bruderman was Managing Director and Head of Equities at Merit Capital, a Connecticut-based boutique Investment Bank.

Additionally, Mr. Bruderman is Chairman of AI based cybersecurity company DarkLight and Vice-Chairman and Corporate Secretary of emerging media company, Allyance Media Group. Mr. Bruderman has over twenty-five years of experience in the finance and asset management industry, spanning both financial structuring and operational experience. He earned a BS in Finance from Providence College.

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, the Company compensated its three highest paid executive officers and follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Michael Bell	CEO	$250,000	$0	$250,000
Buck Jordan	President	$120,000	$0	$120,000
Kevin Morris	CFO	$0	$0	$0

For the year ended December 31, 2021, Directors of the Company received neither cash compensation nor compensation of any other kind for their services to the Company.

In 2021, the Board authorized 175,000 options for Common Stock to the Company’s Chief Financial Officer, Kevin Morris and 175,000 options for Common Stock to the Company’s President, Buck Jordan.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name and address of beneficial owner		Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Total voting power per beneficial owner (5)
Officers and Directors

Common Stock	Ryan Sinnet 141 N Parkwood Ave Apt 11, Pasadena, CA 91107		N/A	1,841,917	13.15%	N/A
Common Stock	Buck Jordan 1134 11th Street Suite 101, Santa Monica, CA 90403		1,417,381	742,266	16.73%	43.03%
Common Stock	Michael Bell 1028 9th Street Manhattan Beach, CA 90266		175,000	1,632,533	13.10%	0.24%
Common Stock	All directors and officers as a group	(1)	2,047,381	4,972,716	40.96%	2.76%

Other Significant Holders

Common Stock	John Miller	(2)(3)	235,235	N/A	1.93%	2.34%
Common Stock	Avista Investments. LLC	(2)(6)	1,400,000	N/A	11.51%	1.89%
Common Stock	CCC HelloTech, LP	(2)(4)	1,435,000	N/A	11.80%	43.02%
Common Stock	Match Robotics VC, LLC	(2)	1,234,800	N/A	8.62%	43.02%
Common Stock	Future VC, LLC	(2)(4)	1,400,000	N/A	11.51%	43.02%
Common Stock	Canyon Creek Capital	(2)(4)	1,050,000	N/A	8.63%	43.02%
Common Stock	Future VC SPV, LLC	(2)(4)	1,156,827	1,168,167	17.44%	43.02%
Series A Preferred Stock	Rise of Miso, LLC	(2)(3)	61,055	N/A	13.51%	2.34%
Series A Preferred Stock	Match Robotics VC, LLC	(2)	121,630	N/A	15.80%	43.02%
Series A Preferred Stock	Future VC SPV, LLC	(2)(4)	395,227	N/A	51.34%	43.02%
Series A Preferred Stock	Grazadio Family Trust	(2)	80,539	N/A	10.46%	2.53%
Series B Preferred Stock	Rise of Miso, LLC	(2)(3)	105,995	N/A	10.62%	2.34%
Series B Preferred Stock	Future VC SPV, LLC	(2)(4)	402,790	N/A	40.38%	43.02%
Series B Preferred Stock	Grazadio Family Trust	(2)	145,154	N/A	14.55%	2.53%
Series C Preferred Stock	New Direction Trust Company 1070 West Century Drive Louisville, CO 80027	(7)	917,848	N/A	24.66%	16.92%

(1) No executive officers or directors, other than those named above, beneficially own more than 10% of any class of the Company’s voting securities.

(2) The following address may be used for each significant holder: C/O Miso Robotics, Inc.,650 E Green St., Pasadena, CA 91101

(3) Rise of Miso, LLC and CaliBurger are controlled by John Miller who is an investor in the Company

(4) Future VC SPV, LLC, Match Robotics VC, LLC, Canyon Creek Capital, and CCC HelloTech, LP are all controlled by Buck Jordan, who is an investor in the Company as well as its current Chief Executive Officer.

(5) Indicates the total voting power of each holder’s security ownership across all three classes of voting securities. This column excludes any acquirable ownership.

(6) Avista Investments, LLC is controlled by Harry Tsao

(7) Holding securities for the benefit of certain investors in the Regulation A+ offering.

Amounts are as of December 31, 2021. The fifth column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire, such as the result of options issued under the Company’s 2017 Stock Plan. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In September 2019, the Company issued a promissory note to Future VC SPV, LLC, an entity with common management for a principal amount of $782,167. In conjunction with the note, the Company granted warrants to purchase 546,427 shares of common stock to the entity. In 2020, the Company issued additional notes to this entity for proceeds of $889,982 and grants warrants to purchase 621,747 shares of common stock. In April 2021, the Company converted these notes, and accrued interest, into shares of Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16.

During the year ended December 31, 2021, the Company incurred $397,756 in expenses with Wavemaker Labs, an entity with common management, for consulting services rendered. As of December 31, 2021, the Company had accounts payable of $29,265 with Wavemaker Labs.

INDEX TO EXHIBITS

2.1 Seventh Amended and Restated Certificate of Incorporation(1)

2.2 Bylaws(2)

3.1 Form of Promissory Note(3)

3.2 Form of Warrant(4)

4.1 Miso Robotics Form of Series E Subscription Agreement(5)

6.1 Note Purchase Agreement(6)

6.2 Rise of Miso, LLC Promissory Note(7)

6.3 Future VC SPV, LLC Promissory Note(8)

(1) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(2) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(3) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(4) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(5) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(6) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(7) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(8) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(9) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Michael Bell
Michael Bell, Chief Executive Officer
Miso Robotics, Inc.
Date: May 2, 2022

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Michael Bell
Michael Bell, Chief Executive Officer
Miso Robotics, Inc.
Date: May 2, 2022

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer
Miso Robotics, Inc.
Date: May 2, 2022

By	/s/ James Jordan
James Jordan, Director
Miso Robotics, Inc.
Date: May 2, 2022